EXHIBIT 99.1

Statoil ASA: Completion of share capital increase in connection with the Dividend Issue for first quarter 2017

Reference is made to the previous announcements by Statoil ASA (the "Company", OSE:STL, NYSE:STO) regarding the Dividend Issue for first quarter 2017.

The share capital increase related to the Dividend Issue was registered today with the Norwegian Registry of Business Enterprises (Foretaksregisteret). Following the completion of the share capital increase, the share capital of the Company is NOK 8,264,145,792.50 divided into 3,305,658,317 shares, each with a par value of NOK 2.50.

The Dividend Shares will be registered with VPS under ISIN NO 0010096985 and will be traded on Oslo Børs ("Oslo Stock Exchange") under the Company's ticker "STL". Trading of the new shares will commence on 25 September 2017.

Payment of the cash dividend to holders of ordinary shares on Oslo Børs is expected to be on or about 22 September 2017. Cash payment of the dividend to holders of ADRs is expected to be on or about 25 September 2017.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

This announcement and the information contained herein does not constitute or form a part of, and should not be construed as, an offer for sale or subscription for or solicitation or invitation of any offer to subscribe for or purchase of dividend shares or any other securities of the Company and cannot be relied on for any investment contract or decision.

It may be unlawful to distribute this announcement in certain jurisdictions. This announcement is not for distribution in any jurisdiction in which prior registration or approval is required for that purpose. No steps have been taken or will be taken in any jurisdiction outside of Norway in which such steps would be required. No competent authority or any other regulatory body has passed upon the adequacy of this document or approved or disapproved the distribution of dividend shares outside of Norway. Any representation to the contrary may be a criminal offense.